Mail Stop 3561

September 4, 2007

Michael Lieber
Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue I
Brooklyn, NY 11230

> **Re:** **Charleston Basics, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 8, 2007**
> **File No. 333-145211**

Dear Mr. Lieber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the filing to include the interim financial statements for the quarter ended June 30, 2007 in accordance with Item 310(g) of Regulation S-B.

Prospectus Cover Page

2. You appear to be registering 1,000 shares more than are shown as being offered in the Selling Security Holders table. Please advise or revise.

Prospectus Summary, page 6

3. Please eliminate the first sentence as the meaning is clear from context.

The Offering, page 6

4. After "Shares outstanding after offering," please add a separate paragraph that discloses that your chief executive officer/director holds 99.3% of your shares, and, as a result, will exercise control over your direction.

Risk Factors, page 8

5. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    *   Our quarterly results are subject to significant fluctuations.
    *   We depend upon our key personnel and they would be difficult to replace.
    *   We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.
    *   State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

    Please note these are examples only. Please review your entire risk factor section and revise as necessary.

6. Pease revise the risk factor "The revenue and profit potential of our business model is unproven" to remove the reference to "profit potential" as you have not yet been profitable. Indicate that you do not believe your cash balance will be sufficient to fund your operating expenses over the next twelve months.   Also indicate that if your operating revenues during the next twelve months are significantly less, you will have to raise funds for your expenses for which there is no assurance.

Description of Business, page 14

Target Markets and Marketing Strategy, page 14

7. Describe in further detail the products you offer as you currently state more generally that you offer "outdoor and survival products" without any mention of

what those products constitute. We note a variety of products on your website you have not mentioned.

8. You state that your initial marketing strategy is to promote your services and products and attract customers to your website. Please also describe your services.

9. Please discuss your current activities. It is not clear what you have done since your incorporation and the discussion that appears here would appear to speak solely in terms of future plans, as opposed to historical operations. For example, you state here that your primary markets will be the wholesale distribution to resellers and direct sales of products to private institutional users and government entities; explain which category your two largest customers fall in and where you have placed your emphasis from the beginning of your operations. In this regard, we note the disclosure you provide in response to Note 5 to your Financial Statements, which states that you primarily sell to governmental bodies who deal with natural and man made disasters. See Item 101(a) of Regulation S-B.

10. Please specifically explain how and when you will undertake the marketing initiatives you describe. For example, indicate who will carry out each of these initiatives, such as selecting the referenced magazines, attending tradeshows, etc., and with what funds.

11. Please explain what you mean by "entering into relationships with other website providers to increase access to Internet business consumers."

12. Please identify your two largest customers that accounted for approximately 86% and 11% of your sales, respectively, during the fiscal year ended March 31, 2007.

Growth Strategy, page 15

13. Please specifically explain how and when you will implement each element of your growth strategy. For example, explain what plans you have made to ensure efficient and timely product fulfillment.

14. After the first paragraph, most of this discussion appears to constitute a reiteration of the risks associated with your future operations, as already discussed under "Risk Factors." Please revise to specifically explain how these risks will impact your growth strategy or remove them, as they are duplicative.

Sourcing of Products, page 16

15. Please identify the third party suppliers on whom you depend for the supply of your products.

16. You indicate that you do not expect to enter into long-term supply agreements with vendors. Your first risk factor on page 8 indicates that you have "entered into contracts and significant relationships." Revise your discussion here to discuss these contracts or revise your risk factor to be more specific, as it appears that the only contract you have entered into is the Vendor and Licensing Agreement with Buzz Off.

17. Please indicate whether your competitors have arrangements similar to your Vendor and License Agreement with Buzz Off Insect Shield, LLC.

Distribution and Fulfillment, page 16

18. Please explain "a combination of third party warehouses in the United States." Also explain what, if any, arrangements you have made to distribute our products. Explain how you have warehoused and distributed your products to date.

Management's Discussion and Analysis , page 17

19. As you have not been in business a significant period of time, please eliminate the statement that your ordering, shipping and tracking systems "have a high degree of efficiency."

20. Since you are required to update your financial information for the interim period ended June 20, 2007 you are required to provide the information in paragraphs (b) and (c) of Item 303 of Regulation S-B. In this regard, please remove the Plan of Operation discussion and provide a *detailed* discussion of the results of operations. Furthermore, please ensure you discuss any known trends that could impact your results of operations or liquidity.

Liquidity and Capital Resources, page 18

21. We note your indication that if your revenues are significantly less than they were for the past twelve months, you will have to raise the funds to pay for expenses. Please revise this discussion to explain the use of proceeds of the private placement you recently completed, the shares of which are the subject of this registration statement, so as to give readers a sense as to whether those funds assisted you in funding your historical operating expenses.

Directors, Executive Officers, Promoters and Control Persons, page 19

22. Please describe in Mr. Lieber's biography his relationship to Tradewise Associates LLC, its business and indicate it holds 99.3% of your stock.

Executive Compensation, page 20

23. You indicate that you have no employment agreements with any of your directors or executive officers. Provide the material terms of Mr. Lieber's employment terms, with a view to indicating how he will be compensated for the present fiscal year. See Item 402(c) of Regulation S-B.

Certain Relationships and Related Transactions, page 23

24. Please state whether the terms of your related transactions are comparable to terms of transactions with unaffiliated third parties.

Selling Security Holders, page 24

25. Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by Allese Capital LLC. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

26. Please disclose whether there is any family relationship between Joseph Lieber and your CEO Michael Lieber.

Plan of Distribution, page 27

27. You appropriately indicate in the first paragraph that selling security holders will be offering your shares at a fixed price until a market develops and thereafter at prevailing market prices or privately negotiated prices. The second paragraph, however, does not clearly state that sales must be made at a fixed price until a market develops. Please revise.

28. We note that the selling security holders may also elect to sell their common shares in accordance with Rule 144, rather than pursuant to your prospectus. Describe the effect on the market price, if any, of your common stock of sales under Rule 144 after applicable restrictions expire.

Share Capital, page 30

29. Provide the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act or that you have agreed to register under the Securities Act for sale by security holders. See Item 201(a)(2) of Regulation S-B.

Financial Statements

Balance Sheet, page 3

30. Please provide a note to the financial statements detailing what comprises accrued expenses.

Statement of Income, page 4

31. Since you have reported a net loss for the fiscal year ended March 31, 2007 please revise the heading to state, "Statement of Operations." Also, revise the net income line to state "net income (loss)." Finally, please revise to include weighted average shares outstanding and net loss per share.

Statement of Cash Flows, page 5

32. Please revise the cash flow statement to *properly* reflect cash used by, or provided by your operating and investing activities.

Note 1 - Summary of Significant Accounting Policies, page 7

33. Please disclose that the company follows the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Furthermore, please revise to confirm the company only has one operating segment.

Advertising, page 9

34. Please revise to disclose the amount spent on advertising. Also, explain if you receive cooperative advertising payments from your vendors. To the extent applicable, please disclose the amount of payments received which have reduced advertising expense. See EITF Issue no. 02-16.

Income Taxes, page 9

35. Please revise to disclose the components of the net deferred tax liabilities or assets recognized on your balance sheet including the amount of valuation allowance recognized for deferred tax assets and including the amounts and expiration dates of operating loss carryforwards. In addition, please disclose a reconciliation of the statutory tax rate for the period presented. Refer to paragraphs 43, 47 and 48 of SFAS no. 109.

Intangibles, page 9

36. Tell us why you believe that it was appropriate to record an intangible asset for organizational expenses. See SOP 98-5. Revise your financial statements accordingly.

37. We note your policy regarding intangible assets. Revise your policy to state that you assess impairment of intangible assets subject to amortization when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable on a non discounted basis. Further revise your disclosure to indicate that the annual impairment test relates to intangible assets not subject to amortization and is conducted based upon a comparison to fair market value. See SFAS 142 and SFAS 144.

Concentration of Credit Risk, page 9

38. We note your discussion of credit risk and your brief discussion of an allowance for accounts receivable. However, it appears you have not disclosed the amount of such allowance or explicitly stated such allowance is immaterial. Please revise.

Note 3 – Commitment, page 12

39. We presume that the office lease includes access to office equipment such as computers. We note that you have no fixed assets and that you appear to operate a website. Revise your disclosures accordingly.

Note 4 – Related Parties, page 12

40. Please disclose the amount of borrowings from related parties. Furthermore, we noted that the cash flow statement does not reflect such borrowings or repayments from related parties. Please revise.

41. Please disclose in more detail the commission arrangements you maintain with Messrs. Lieber and Perkowski. As the amounts paid in commission appear to be a large percentage of sales disclose how you determined the commission rate and whether there is an ongoing commitment by the Company to pay similar commissions in the future. Describe in more detail the specific services that were performed by Mr. Perkowski. See SFAS 57.

Other

42. Please revise the *subsequent* event note to reflect the proper numerical ordering of the notes and to correct the typographical error in the note heading.

Recent Sales of Unregistered Securities, page 34

43. The Subsequent Events Note to your Financial Statements indicates that you recently sold 6,000 shares to seven new investors. Please revise this discussion to discuss this offering and provide the section or rule under which you claimed exemption from registration and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B. Also, it does not appear that you reflect the issuance of these shares in the total number of shares outstanding. Please revise or advise.

Undertakings, page 35

44. Please include the undertakings required by Item 512(a)(4) and (g)(2) of Regulation S-B.

Exhibit 5.1   Opinion of David Lubin & Associates, PLLC

45. The legal opinion provided to you by counsel expresses its opinion as to the laws of the State of New York and as to "the General Corporation Law of the State of Delaware." Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
David Lubin & Associates, PLLC
Facsimile: (516) 887-8250